

December 20, 2011

<u>Via E-Mail</u>

James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612

> **Re: Emmis Communications Corporation**
> **Schedule 13D filed by Corre Partners Management, LLC**
> **Schedule 13D filed by Zazove Associates, LLC**
> **Filed December 16, 2011**
> **File No. 005-43521**

Dear Mr. Moloney:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13D</u>

1.   We note that each Schedule 13D was filed with the class A common stock listed as the subject security, although each filer holds preferred stock convertible into fewer shares of common stock than the threshold set forth in rule 13d-1(a). We also note that each filer holds more than 5% of the preferred stock. Thus, please file an amendment for each filing person to indicate that neither filer holds the requisite more than 5% of the common stock class and file a Schedule 13D to report the beneficial ownership of the preferred stock on a non-converted basis. You may retain a footnote indicating that the preferred stock is currently convertible into common stock.

2.   We also note that the filing persons have entered into the Lock-Up Agreement, requiring each filing person to, among other things, not sell, assign, transfer, hypothecate or otherwise dispose of the shares held by each party to the

agreement unless a predetermined consent is obtained. It appears that the parties to the Lock-Up Agreement have formed a group as defined in rule 13d-5(b)(1). Thus, please ensure that the appropriate box in item 2 of each facing page is checked.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions